UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

Commission File Number 001-04192

MFC Bancorp Ltd.

8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

MFC BANCORP LTD.

NOTICE OF A SPECIAL MEETING OF

HOLDERS OF COMMON SHARES

MANAGEMENT INFORMATION CIRCULAR

SEPTEMBER 14, 2005

8th Floor, Dina House, Ruttonjee Centre

11 Duddell Street, Central, Hong Kong SAR

NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS

Notice is hereby given that a special meeting (the “Meeting”) of the common shareholders of MFC Bancorp Ltd. (the “Company”) will be held at the offices of the Company at Suite 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China, on Tuesday, the 11th day of October, 2005 at 9:00 a.m. (Hong Kong time) for the following purposes:

1.	To approve a name change of the Company from “MFC Bancorp Ltd.” to “KHD Humboldt Wedag International Ltd.” and
2.	To transact such further or other business as may properly come before the Meeting and any adjournment or adjournments thereof.

Accompanying this Notice is the Information Circular and a Form of Proxy. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice of Meeting.

The share transfer books of the Company will not be closed, but the Company’s Board of Directors has fixed September 9, 2005 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or adjournments thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

Shareholders of record who are unable to attend the Meeting in person are requested to complete, sign and date the enclosed Form of Proxy and return the Form of Proxy in the enclosed return envelope provided for that purpose. If you receive more than one Form of Proxy because you own common shares registered in different names or at different addresses, each Form of Proxy should be completed and returned. A Form of Proxy will not be valid unless it is deposited to the attention of the President of the Company, c/o Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6 by mail or by hand, at any time up to and including the last business day before the day of the Meeting or any adjournment or adjournments thereof or deposited with the Chairman of the Meeting on the date of the Meeting.

If you are a non-registered shareholder of the Company and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other intermediary. Failure to do so may result in your shares not being eligible to be voted at the Meeting.

DATED this 14th day of September, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Michael J. Smith

Michael J. Smith

Chairman of the Board

and President

8th Floor, Dina House, Ruttonjee Centre

11 Duddell Street, Central, Hong Kong SAR

MANAGEMENT INFORMATION CIRCULAR

SEPTEMBER 14, 2005

This Management Information Circular is being furnished to common shareholders of MFC Bancorp Ltd. (the “Company”) in connection with the solicitation of proxies by the Board of Directors (the “Board”) and management of the Company for use at a special meeting to be held on Tuesday, October 11, 2005 at 9:00 a.m. (Hong Kong time), and at any adjournment or adjournments thereof (the “Meeting”), at the offices of the Company at Suite 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China for the purposes set forth in the Notice of Meeting, which accompanies this Management Information Circular.

VOTING INFORMATION

Solicitation of Proxies

The Management Information Circular is being furnished to shareholders in connection with the solicitation of proxies by or on behalf of the management of the Company. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company at nominal cost. The cost of this solicitation will be borne by the Company. The Notice of Meeting, Form of Proxy and this Management Information Circular will be mailed to shareholders of the Company commencing on or about September 16, 2005. The information contained herein is given as of September 14, 2005, except as otherwise stated. All dollar amounts set forth in this Management Information Circular are expressed in Canadian dollars, unless otherwise indicated.

Record Date

The Board has set the close of business on September 9, 2005 as the record date (the “Record Date”) for determining which shareholders of the Company shall be entitled to receive notice of and to vote at the Meeting. Only shareholders of record as of the Record Date are entitled to receive notice of and to vote at the Meeting, unless after the Record Date, a shareholder of record transfers its common shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such common shares, requests in writing, at least ten days prior to the Meeting or any adjournment or adjournments thereof, that the Transferee may have its name included on the list of shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such common shares at the Meeting. Such written request by the Transferee shall be filed with the President of the Company, c/o Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6.

Appointment of Proxyholders

The persons named in the accompanying Form of Proxy as proxyholders are management’s representatives. Shareholders of the Company desiring to appoint some other person (who need not be a shareholder of the Company) to represent them at the Meeting may do so, either by striking out the printed names and inserting the desired person’s name in the blank space provided in the Form of Proxy or by completing another proper proxy and, in either case, delivering the completed proxy to the address set out on the Form of Proxy at any time up to and including the last business day before the day of the Meeting or any adjournment or adjournments thereof or to the Chairman of the Meeting on the date of the Meeting.

Voting of Proxies

If the Form of Proxy is completed, signed and delivered to the Company, the persons named as proxyholders therein shall vote or withhold from voting the common shares in respect of which they are appointed as proxyholders at the Meeting, in accordance with the instructions of the shareholders appointing them, on any ballot that may be called for and, if the shareholders specify a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders shall vote accordingly. The Form of Proxy confers discretionary authority upon the persons named therein with respect to all other matters which may properly come before the Meeting or any adjournment or adjournments thereof. As of the date of this Management Information Circular, the Board knows of no such amendments, variations or other matters to come before the Meeting, other than matters referred to in the Notice of Meeting. However, if other matters should properly come before the Meeting, the Form of Proxy will be voted on such matters in accordance with the best judgement of the person or persons voting the Form of Proxy.

If no choice is specified by a shareholder with respect to any matter identified in the Form of Proxy or any amendment or variation to such matter, it is intended that the person designated by management in the Form of Proxy will vote the common shares represented thereby in favour of such matter.

Non-Registered Holders

Only registered holders of common shares of the Company, or the persons they appoint as proxyholders, are permitted to vote at the Meeting. However, in many cases, common shares beneficially owned by a person (a “Non-Registered Holder”) are registered either:

(i)

in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the common shares, such as, among others, banks, trust companies, securities dealers, brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans; or

(ii)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, Management Information Circular and Form of Proxy relating to the Meeting (collectively, the “Meeting Materials”) to Intermediaries and clearing agencies for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived his or her right to receive them. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. A Non-Registered Holder who has not waived the right to receive the Meeting Materials will receive from his or her Intermediary a voting instruction form, which must be completed and signed by the Non-Registered Holder and returned in accordance with the directions of the Intermediary. The purpose of this procedure is to permit the Non-Registered Holder to direct the voting of the common shares he or she beneficially owns.

Should a Non-Registered Holder wish to attend and vote at the Meeting in person, the Non-Registered Holder should write his or her name in the space provided for that purpose on the voting instruction form and return it in accordance with the directions of the Intermediary. The Intermediary will send the Non-Registered Holder a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number of common shares beneficially owned by the Non-Registered Holder and which names the Non-Registered Holder as proxyholder. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder should deposit this form of proxy with the Company in accordance with the instructions set out above.

Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those regarding when and where the voting instruction form or form of proxy is to be delivered.

Revocability of Proxy

Any registered shareholder who has returned a Form of Proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a Form of Proxy may be revoked by instrument in writing, including a Form of Proxy bearing a later date, executed by the registered shareholder or by his attorney duly authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the Form of Proxy must be deposited at the same address where the original Form of Proxy was delivered at any time up to and including the last business day preceding the date of the Meeting, or any adjournment or adjournments thereof, or with the Chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a Form of Proxy. Non-Registered Holders who wish to change their vote must, at least seven days before their Meeting, arrange for their respective intermediaries to revoke the Form of Proxy on their behalf.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As of the record date on September 9, 2005, there were a total of 15,202,058 common shares of the Company outstanding and entitled to be voted at the Meeting. Each common share entitles the holder thereof to one vote at the Meeting. The following table sets forth as of the record date on September 9, 2005, to the best of the Company’s knowledge and based solely upon public records and filings, the only persons who own or control more than 10% of the votes attached to the issued and outstanding common shares:

Name	Amount Owned	Percent of Class(1)
Peter Kellogg	3,141,550(2)	20.7%

(1) Although there are 15,202,058 common shares issued and outstanding on the record date of September 9, 2005, 939,749 common shares are owned by two wholly-owed subsidiaries and 407,499 common shares were repurchased, but not yet cancelled, during the year ended December 31, 2004.

(2) In his public filings, Mr. Kellogg disclaims beneficial ownership of 2,821,550 of the shares, or approximately 18.6% of our issued and outstanding common shares.

APPOINTMENT OF AUDITORS

Peterson Sullivan PLLC, Certified Public Accountants, is the current auditor of the Company until the next annual meeting of the shareholders of the Company. Peterson Sullivan PLLC was first appointed in 1990.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no individual who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year or any associate or affiliate thereof, has any material interest, direct or indirect, by way of beneficial ownership in the Company or otherwise, in any matter to be acted upon at the Meeting.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Company is Mellon Investor Services LLC at 44 Wall Street, 6th Floor, New York, New York, 10005, USA.

PARTICULARS OF MATTERS TO BE ACTED UPON

The Company has reviewed its operations and believes that the highest return for its shareholders will result in the expansion of KHD Humboldt Wedag AG. The Company intends on deploying its excess capital and proceeds from the sale of redundant assets and to enhance the growth of KHD Humboldt Wedag AG. In order to reflect the

Company’s new emphasis on KHD Humboldt Wedag AG, the Company will seek shareholder approval at the Meeting to change the name of the Company from “MFC Bancorp Ltd.” to “KHD Humboldt Wedag International Ltd.”

The Company, a British Columbia corporation, is governed pursuant to the British Columbia Business Corporations Act (the “Act”). The Act and the Articles of the Company permit the Company to effect a name change by special resolution if at least two-thirds, or 66.7%, of the votes cast by holders of the Company’s common shares represented in person or by proxy at the Meeting vote in favor of the name change. Upon obtaining shareholder approval at the Meeting, the Company, or a duly appointed agent on behalf of the Company, must file a Notice of Alteration to the Company’s Notice of Articles with the Registrar in order to effect the name change.

At the Meeting, the Company’s shareholders of record on the record date of September 9, 2005 will be asked to consider and approve the following special resolutions, having the effect of changing the name of the Company from “MFC Bancorp Ltd.” to “KHD Humboldt Wedag International Ltd.”:

“BE IT RESOLVED THAT:

(a)	The name of the Company be changed from ‘MFC Bancorp Ltd.’ to ‘KHD Humboldt Wedag International Inc.’
(b)	Any director or officer of the Company be and is hereby authorized to file a Notice of Alteration to the Notice of Articles of the Company with the Registrar;
(c)	Any director or officer of the Company be and is hereby authorized and directed to do such things and execute such documents as may be necessary or desirable in order to effect the name change; and
(d)

The Board may elect not to file the Notice of Alteration or consummate the name change if the Board determines that, in the circumstances, it would not be in the best interests of the Company to proceed with the name change.”

OTHER BUSINESS

Management of the Company knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matters which are not known to the management of the Company, shall properly come before the Meeting, the Form of Proxy given pursuant to the solicitation by management of the Company will be voted on such matters in accordance with the best judgement of the persons voting the Form of Proxy.

INCORPORATION BY REFERENCE AND

ADDITIONAL INFORMATION

The following information, which is required to be included in this Management Information Circular, is incorporated by reference from the Company’s Management Information Circular dated April 14, 2005 (the “April Information Circular”), filed via SEDAR on April 19, 2005: (i) Statement of Executive Compensation, (ii) Securities Authorized For Issuance Under Equity Compensation Plans, (iii) Indebtedness of Directors and Executive Officers, and (iv) Management Contracts. The April Information Circular is available on SEDAR at www.sedar.com and any shareholder of the Company may contact the Company by writing to the Company’s Secretary to request a copy of the April Information Circular.

The Company files annual and other reports, proxy statements and other information with certain Canadian securities regulatory authorities and with the Securities and Exchange Commission (the “SEC”) in the United States. The documents filed with the SEC are available to the public from the SEC’s website at http://www.sec.gov. The documents filed with the Canadian securities regulatory authorities are available at http://www.sedar.com. Shareholders of the Company may contact the Company by writing to the Company’s Secretary to request copies of the Company’s financial statements and MD&A. Financial Information is provided in the Company’s comparative financial statements and MD&A for the financial year ended December 31, 2004 and for the six month interim period ended June 30, 2005.

DATED this 14th day of September, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Michael J. Smith

Michael J. Smith

President

MFC BANCORP LTD.

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF MFC BANCORP LTD. (THE "COMPANY")

FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON OCTOBER 11, 2005 (THE "MEETING")

The undersigned, a registered shareholder of the Company, hereby appoints Michael J. Smith or failing him, Rene Randall, or instead of any of them, _____________________________________ , as proxyholder, with power of substitution, to attend and vote in respect of all shares registered in the name of the undersigned at the Meeting and at any adjournment or adjournments thereof. The undersigned revokes any proxy previously given with reference to the Meeting or any adjournment or adjournments thereof. Without limiting the general powers conferred, the said proxyholder is directed to vote as indicated upon the following matters:

1.	To approve a name change of the Company from "MFC Bancorp Ltd." To "KHD Humboldt Wedag International Ltd."
FOR [	]	AGAINST [	]
2.	The transaction of such further and other business as may properly come before the Meeting.

NOTES:

1.

This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting or other matters which might properly come before the Meeting or any adjournment or adjournments thereof.

2.

A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the persons specified above. If you desire to designate as proxyholder a person other than Michael J. Smith or Rene Randall, you should strike out their names and insert in the space provided the name of the person you desire to designate as proxyholder or complete another proper form of proxy.

3.

A proxy, to be valid, must be dated and signed by a shareholder or his or her attorney authorized in writing or, where a shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If a proxy is executed by an attorney for an individual shareholder, or by an officer or attorney of a corporate shareholder not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the proxy instrument. If this proxy is not dated, it will be deemed to bear the date on which it is mailed to shareholders.

4.

A proxy, to be effective, must be deposited with the Company, c/o Suite 1620, 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6, at any time up to and including the last business day before the day of the Meeting or any adjournment or adjournments thereof or with the Chairman of the Meeting on the date of the Meeting.

Signature

Name (please print)

Address

NUMBER OF SHARES:

DATED this _____ day of _________ , 2005.

You can now access your MFC Bancorp Ltd. Account online.

Access your MFC Bancorp Ltd. shareholder account online via Investor ServiceDirect® (ISD).

Mellon Investor Services LLC, Transfer Agent for MFC Bancorp Ltd., now makes it easy and convenient to get current information on your shareholder account.

• View account status	• Establish/change your PIN
• View certificate history	• Make address changes

Visit us on the web at http://www.melloninvestor.com/isd

Call 1-877-978-7778 between 9am-7pm

Monday-Friday Eastern Time

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC BANCORP LTD.

/s/ Michael J. Smith

Michael J. Smith, President

Date: September 23, 2005